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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                   FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            GAMMA BIOLOGICALS, INC.
             (Exact name of registrant as specified in its charter)


                TEXAS                                           74-1668436
(State of incorporation or organization)                     (I.R.S. Employer
                                                            Identification No.)

                                3700 MANGUM ROAD
                              HOUSTON, TEXAS 77092
                    (Address of principal executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                     Name of each exchange on which
to be so registered                     each class is to be registered
-------------------                     ------------------------------
COMMON STOCK
PURCHASE RIGHTS                         AMERICAN STOCK EXCHANGE, INC.

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

     Securities to be registered pursuant to Section 12(g) of the Act:

                               Not applicable
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 ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On September 5, 1989, the Board of Directors of Gamma Biologicals, Inc. (the "Company") adopted a Shareholder Rights Plan (the "Rights Plan") and declared a dividend distribution of one right (a "Right") for each outstanding share of the Company's common stock, $.10 per share par value ("Common Stock"), to shareholders of record at the close of business on October 2, 1989.

     Initially, the Rights will be attached to Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Transfer of Common Stock certificates will also transfer the Rights associated with the Common Stock. Upon the occurrence of an event specified in the Rights Plan (such as the public announcement by a person (an "Acquiring Person") of an acquisition of 20% of the Company's outstanding Common Stock without the consent of the Company's Disinterested Directors) (the "Distribution Date"), the Rights will separate from the Common Stock, and Rights Certificates will be issued to Rights holders. At that time, each Right will become exercisable for one share of Common Stock at the Purchase Price (initially $15.00), subject to adjustment from time to time to account for events such as stock dividends or upon the occurrence of certain triggering events as summarized herein and described in the Rights Plan. The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 5, 1999, unless earlier redeemed by the Company. All Common Stock issued after the record date but prior to the Distribution Date will be issued with Rights attendant.

     Until the Distribution Date, the Company may terminate or amend the Rights Plan or adopt a new rights plan in substitution for the Rights Plan and all outstanding Rights. After the Distribution Date, the Disinterested Directors by majority vote may amend the Rights Plan to a more limited extent, or may substitute a new rights plan for the Rights Plan and all outstanding Rights, if the change, supplement or substitution does not adversely affect the interests of Rights holders (other than those of an Acquiring Person or an affiliate or associate thereof). A "Disinterested Director" is any director who has no control relationship or affiliation with any Acquiring Person or associate or affiliate thereof.

     If certain triggering events described in the Rights Plan occur, the Rights will become exercisable at the Purchase Price for shares of Common Stock having a value equal to two times the Purchase Price. Rights beneficially owned by Acquiring Persons will become null and void, and may not be exercised. Triggering events include the acquisition of 20% of the Company's outstanding Common Stock without the consent of the Disinterested Directors; the acquisition of 2% or more of the Company's outstanding Common Stock without such consent following the acquisition of 20% with such consent; or the engagement by a consented-to 20% shareholder in certain self-dealing transactions. If the Company is purchased or merged into another Company, the Rights may become exercisable for comparable securities of the surviving entity instead of Common Stock of the Company.

     At any time before September 5, 1999, the Disinterested Directors may vote to redeem the outstanding Rights at a price of $0.01 per Right. If the Disinterested Directors elect to redeem the

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Rights, the outstanding Rights will no longer be exercisable, and their holders will be entitled only to have their Rights redeemed.

     Copies of the Rights Plan are available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Plan, which is attached hereto as an exhibit.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $.01 per Right prior to September 5, 1999.

     On September 21, 1998, the Company, Immucor, Inc., a Georgia corporation ("Immucor"), and Gamma Acquisition Corporation, a Texas corporation and wholly-owned subsidiary of Immucor (the "Immucor Subsidiary"), entered into an Agreement and Plan of Merger, as amended from time to time (the "Merger Agreement"). The Merger Agreement provides, among other things, for the tender offer by Immucor and the Immucor Subsidiary for the Common Stock (the "Offer"), and if necessary, the subsequent merger of the Immucor Subsidiary with and into the Company resulting in the Company becoming an indirect wholly-owned subsidiary of Immucor (the "Merger").

     To facilitate the transactions contemplated by the Merger Agreement, the Company entered into an Amendment to Shareholder Rights Plan effective upon execution of the Merger Agreement (the "Amendment"). Among other things, the Amendment (i) provides that Immucor and Affiliates of Immucor will not become an "Acquiring Person," and that no "Distribution Date," "Section 11(a)(ii) Event," "Section 13 Event," "Stock Acquisition Date" or "Triggering Event" (as such terms are defined in the Shareholder Rights Plan) will occur as a result of: (A) the approval, execution or delivery of the Merger Agreement, (B) the acquisition of shares of Common Stock pursuant to the Offer or (C) the consummation of the Merger. The Amendment is attached hereto as Exhibit 2 and is incorporated herein by reference.

     The foregoing descriptions of the Rights do not purport to be complete and are qualified in their entirety by reference to the Exhibits hereto.

ITEM 2.  EXHIBITS.

     *Exhibit 1          Shareholder Rights Plan of Gamma Biologicals, Inc. dated
                         as of September 5, 1989, which includes as Exhibit A the
                         form of Rights Certificate and as Exhibit B the Summary of
                         Rights to Purchase Common Stock.

     Exhibit 2           Amendment to Shareholder Rights Plan of Gamma
                         Biologicals, Inc. effective upon execution of the Merger Agreement.

     -------------------------
     * Previously filed.

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  September 24, 1998              GAMMA BIOLOGICALS, INC.



                                       By:     /s/  Margaret J. O'Bannion
                                          -------------------------------
                                                Margaret J. O'Bannion
                                               Chief Financial Officer









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